ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

2016 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

415 NORTH QUAY STREET, BUILDING B1

KENNEWICK, WA 99336

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

To Our Shareholders,

2016 was a year of changes and challenges for Electronic Systems Technology, Inc.  John Schooley who had served on the Board of Directors since 1993 retired and was replaced by Michael Eller. We want to thank John for his 20 plus years of service to the Shareholders of the company.

The first six months of the year showed a sales increase versus 2015, driven primarily by strong sales of the radio products that require a FCC license to operate. These “licensed” radio products, being the cornerstone of our radio offering for over twenty years, have all been updated within the last two to three years to comply with the latest FCC requirements and modern interfaces. Sales of these licensed radios have been strong but a significant reduction was seen in demand for our unlicensed products throughout the year, which resulted in lower revenues in 2016. These unlicensed radios do not meet the specifications and standards required by our Customers, as most had become outdated.

In 2015 development of the Horizon Series, which will replace the entire unlicensed product line, was commenced for two significant reasons. The main processor had become obsolete and the entire unlicensed product family was lagging in features when compared to those our competitors were offering. Although we anticipated being in full production with the Horizon Series at the beginning of the third quarter, we experienced setbacks due to the complexity of the new components and their associated software. These challenges have been solved and are behind us as we move into 2017 and shipping has begun.  The Horizon Series enables the Company to offer products with features and data rates that are state of the art in the market today.

We move into 2017 ready deliver value to you our Shareholders and to our customers, both old and new.  Our continued commitment is to provide a unique blend of innovative products and excellent support to our customers.  On behalf of the Company and our employees, I would like to thank you for your ongoing support.

Michael W. Eller

President

Cautionary Note Regarding Forward-Looking Statements

This letter contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, among others, statements we make regarding our strategies, expectations about new and existing products, market demand, acceptance of new and existing products, technologies and opportunities, market size and growth, and return on investments in products and market. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. More details about these and other risks that may impact our business are included in our Form 10-K for the fiscal year ended December 31, 2016 and in our other SEC filings. You can locate these reports through our website at www.esteem.com. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

COMPANY PROFILE

For over 30 years, Electronic Systems Technology, Inc. (“EST”, “us”, “we”, or the “Company”) has specialized in the development and manufacturing of digital data (non-voice) radio transceivers for use in industrial wireless networking applications.  With reliance on wireless communication in the modern world, the global modernization of industrial control systems now require the benefits gained by use of wireless technology.  EST designs and produces these specialized, hardened products to operate and survive in these difficult conditions.

The Company designs, develops, manufactures and markets the ESTeem® line of industrial wireless products and accessories.  The Company’s products provide innovative communication solutions for applications not served or underutilized by conventional, commercial grade communication systems.  The Company’s products are part of the ESTeem® Industrial Wireless Solutions for commercial, industrial, and government arenas both domestically and internationally.  The Company’s products are marketed through systems integrators, direct sales, sales representatives, and resellers.

The Company was incorporated in the State of Washington in February 1984, and was granted a United States Patent for the “Wireless Computer Modem” in May 1987, and Canadian patent in October 1988.  The Company established a "doing business as" or "DBA" structure, based on the Company's registered trade name of ESTeem® Wireless Modems in 2007.  The Company continues to provide product improvements and enhancements to incorporate continuing technological developments, in response to customer needs and market opportunities.  New opportunities may arise from changes in FCC regulations or technological developments, both of which  are reviewed by management to identify both marketability and profitability.

Development efforts during 2016 continued to be focused primarily on our new ESTeem® Horizon Series.  These next generation industrial wireless products will improve our networking capability with higher data rates, improved support features and updates to the latest wireless standards.  The ESTeem® Horizon Series will expand our market opportunities and be available for sale in 2017.

In an effort to maintain and expand our customer base in the industrial control marketplace, we team with major automation hardware vendors such as Rockwell Automation.  2016 marks the 25th anniversary of our relationship with Rockwell Automation through their Encompass Program.  Rockwell Automation has the largest industrial control market share in the United States and is a major supplier in the world wide automation and controls market place. The benefit of the Encompass program and similar partnering efforts is increased exposure to markets that would not otherwise be cost effective to sell to through direct sales and marketing efforts.

PRODUCTS AND MARKETS

The Company’s ESTeem® industrial wireless products provide communication links between computer networks, network enabled devices and mobile devices without cables.  The widespread use of networked computer systems in business, industry and public service as well as the adoption of mobile devices in all aspects of modern life has created an environment where the wireless network is no longer a convenience but a necessity.  As wireless networking proliferates through the modernization of the industrial sector the need for products such as the ESTeem® industrial wireless (specifically designed for rigors of operation in the industrial environment) will be increased dramatically.  These wireless networks will be the backbone connections to the Internet for cloud based services such as the rapidly growing Internet of Things (“IoT”) and Industrial Internet of Things (“IIoT”).

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

All of the ESTeem® models come with industry standard Ethernet (Internet) communications ports and legacy serial ports to provide the broadest range of connections for both new and legacy hardware.  Combined features such as self-healing repeaters, Mesh networking, long range operation and outdoor weatherproof cases make ESTeem® products unique in the market.

PRODUCT APPLICATIONS

Major applications and industries in which ESTeem® products are utilized include:

Water/Wastewater	Mining
Oil/Gas	Industrial Automation

PRODUCT LINES

The Company manufactures twelve (12) models of the ESTeem® industrial wireless modems that operate the  frequency range from 150 MHz to 5.8 GHz.  A wireless modem is a hardware device for sending and receiving data over a radio carrier. Such systems are the foundation of our industrial wireless solutions.  ESTeem® modems are designed for specific applications based upon factors such as distance, required data rate and Federal Communication Commission (“FCC”) licensing requirements.  Each wireless network is discussed in detail with the end customer to determine the best overall solution for their application.  No single model or frequency band can solve all applications and having a diverse product selection is critical for expanding the customer base.  The following is a summary of the products available from the Company.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate	LOS Range (Miles)	Interface
210M	Narrow Band Licensed	150 to 174	2	64.8 Kbps	15	Ethernet/RS-232
195M	Narrow Band Licensed	150 to 174	.5 to 4	12.5 Kbps	15	Ethernet/RS-232/422/485
210C	Narrow Band Licensed	450 to 470	2	64.8 Kbps	15	Ethernet/RS-232
195C	Narrow Band Licensed	450 to 470	.5 to 4	12.5 Kbps	15	Ethernet/RS-232/422/485
195H	Narrow Band Licensed	217 to 220	.5 to 2	50 Kbps	15	Ethernet/RS-232/422/485
195Eg	Unlicensed	2400	.250 to1	1-54 Mbps	5-7	Ethernet/ RS-232
Horizon2.4	Unlicensed	2400	.250 to 1	1-150Mbps	5-7	Ethernet/ RS-232
195Ed	Unlicensed	900	.250 to 1	1-54 Mbps	5-7	Ethernet/ RS-232
Horizon900	Unlicensed	900	.250 to 1	6-72.2 Mbps	5-7	Ethernet/ RS-232
195Es	Unlicensed	900	.125 to 1	200 Kbps	10	Ethernet/ RS-232
195Ea	Unlicensed	5800	.200 to .600	6-54 Mbps	5-7	Ethernet/ RS-232
195Ep	Licensed	4900	.250 to 2	6-54 Mbps	10	Ethernet/ RS-232

ADDITIONAL PRODUCTS AND SERVICES

The Company offers various accessories to support the ESTeem® products including antennas, power supplies and cable assemblies.  Accessories are purchased from other manufacturers and resold by EST to support the application of ESTeem® industrial wireless modems.  The Company provides direct services to customers, such as repair and upgrade of ESTeem® products.  To assist in the application of ESTeem® industrial wireless modems, the Company also offers additional professional services such as site survey testing, system start-up support, and custom engineering services.

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

PRODUCT DEVELOPMENT

The Company’s products compete in an environment of rapidly changing technology.  This environment requires the Company to continually update and enhance our products and develop new products to remain competitive.  Research and Development expenditures for new product development and improvements of existing products by the Company for 2016 and 2015 were $273,500 and $277,126 respectively.  None of the Company’s research and development expenses were paid directly by any of the Company’s customers.  During 2016, the Company contracted with outside vendors to develop software and hardware design engineering expertise when required. We expect to continue this practice going forward.

Development efforts during 2016 were focused primarily on the ESTeem® Horizon Series. The ESTeem® Horizon Series  products will operate at higher data transfer speeds and have increased data throughput. The Company expects to continue Research and Development expenditures as deemed necessary.

MARKETING STRATEGY

The majority of the Company’s products sold during 2016 were through the reselling efforts of non-exclusive, non-stocking distributors and resellers. The remainder of Company sales were through direct sales to end-users.   Customers generally place orders on an "as needed basis."  product shipments are generally completed within one to fifteen working days after receipt of customer order unless otherwise specified by the customer or where custom designed equipment is required.  As of December 31, 2016, the Company had a sales order backlog of $74,208.

There are approximately twenty major automation hardware manufacturers worldwide. Many have greater resources and market presence than does ELST requiring us to carefully focus our business development efforts.  During 2016, the Company continued advertising in trade publications specifically targeting industrial automation systems.  The Company maintains active attendance at tradeshows targeted at customers and markets in which it sells products. During 2016, the Company employed sales managers and product support personal to concentrate marketing efforts in the U.S. and Latin American industrial automation markets.

During 2017, the Company intends to continue targeting domestic and foreign industrial automation markets.  The Company maintains an internet web site to provide product and technical information for  present and potential customers of the Company’s products.  Due to existing reseller relationships, the Company has not implemented an electronic commerce internet website.  The Company provides technical support and service for ESTeem® products through phone support, field technicians and internet sources.  The Company believes high quality customer support is necessary and vital to differentiate ourselves in the industrial wireless modem market.  To maintain a high level of customer support the Company has in the past, and will continue in the future, to make investments and expenditures in support of its customer service programs.

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

MARKET INFORMATION FOR THE COMPANY’S COMMON STOCK

There is no established market for trading the common stock of the Company.  The common stock is not regularly quoted in the automated quotation system of a registered securities system or association.  The common stock of the Company is traded on the “over-the-counter” market and is listed on OTCQB tier of the OTC Markets bulletin board under the symbol of "ELST".  The following table sets forth the high and low sale prices of the Company’s common stock for the quarterly period indicated for the last two (2) fiscal years.

	Price (1)
	High	Low
2016
First Quarter	$0.40	$0.32
Second Quarter	0.57	0.38
Third Quarter	0.45	0.33
Fourth Quarter	0.51	0.38

2015
First Quarter	$0.49	$0.38
Second Quarter	0.42	0.38
Third Quarter	0.60	0.38
Fourth Quarter	0.41	0.26

The above data was compiled from information obtained from the OTC Bulletin Board quotation service.

The number of holders of record of common stock of the Registrant as of February 2, 2016 was 355 persons/entities with an unknown number of additional shareholders who hold shares through brokerage firms.

Our independent stock transfer agent is Corporate Stock Transfer, Inc. located at 3200 Cherry Creek Dr., Ste.430, Denver CO 80209.

Electronic Systems Technology Inc. did not pay a dividend during 2016 for 2015. Dividends undertaken by the Company are solely at the discretion of the Board of Directors. Dividend declarations are usually announced at the Annual Meeting.

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis is provided as supplement to, and is intended to be read in conjunction with the Company’s audited financial statements and the accompanying integral notes (“Notes”) thereto.  The following statements may be forward-looking in nature and actual results may differ materially.

RESULTS OF OPERATIONS

GENERAL:  The Company specializes in the manufacturing and development of data radio products.  The Company offers product lines which provide innovative communication solutions for applications not served by existing conventional communication systems.  The Company offers product lines in markets for process automation in commercial, industrial and government arenas domestically as well as internationally.  The Company markets its products through Direct Sales, Sales Representatives, and domestic, as well as foreign, resellers and systems integrators. Operations of the Company are sustained solely from revenues received through sales of its products and services.

FISCAL YEAR 2016 vs. FISCAL YEAR 2015

GROSS REVENUES: Total revenues, including interest income, for the fiscal year 2016 were $1,501,812 reflecting a decrease of 4% from $1,561,823 in gross revenues for fiscal year 2015.  During the year ended December 31, 2016, no one customer’s sales accounted for more than 10% of the total sales revenues.  The decrease in total revenues is the result of decreased domestic product sales during 2016.  Domestic Sales for the fiscal year were $1,219,492 compared to $1,224,926 in 2015. Sales to Foreign Customers for the fiscal year were $270,396 compared to $325,658 in 2015. Product sales decreased to $1,489,889 in 2016, as compared to 2015 sales of $1,550,584, reflecting a decrease of 4%.  The decrease in 2016 sales is primarily the result of a $55,260 decrease in sales to foreign customers while domestic sales for 2016 were virtually flat to prior year.

Interest revenues during 2016 increased to $11,923 from 2015 level of $11,239 due to increased rates of return received on the Company’s investments.

As of December 31, 2016, the Company had sales backlog of $74,208.  The Company’s customers generally place orders on an "as needed basis".  Shipment of the Company’s products is generally completed within one to fifteen working days after receipt of customer orders with the exception of otherwise scheduled projects, and custom designed equipment for specific customer applications.

COST OF SALES:  Cost of Sales, as a percentage of net sales, was 46% and 43% respectively for 2016 and 2015.  Cost of Sales variances result from differences in  product mix and one time write-down of obsolete inventory.

INVENTORY:  The Company's year-end inventory values for 2016 and 2015 were as follows:

	2016	2015
Parts	$185,911	$181,798
Work in progress	216,859	233,055
Finished goods	300,376	188,438
TOTAL	$703,147	$603,291

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

The Company's objective is to maintain inventory levels as low as possible to provide maximum cash liquidity, while at the same time meet production and delivery requirements.

OPERATING EXPENSES: Operating expenses decreased to $1,041,041 in 2016, from 2015 levels of $1,186,983 primarily due to reductions in headcount and lowered depreciation expense during 2016.  Material changes in expenses are comprised of the following components: Wages, payroll taxes and benefits decreased by $141,496 and $44,412 respectively during 2016 and 2015.  Depreciation expense was $26,290 in 2016 versus 2015 levels of $28,714 due to the Company’s decreased capital purchases.  Advertising expenses decreased to $9,552 for 2016, as compared to $12,171 for 2015.  Materials and Supplies expense decreased in 2016 by $23,965 from 2015 due to fewer research and development related projects during 2016. Outside Purchased Services increased to $83,402 from 2015 level of $28,741 due to the FCC type acceptance fees related to the new Horizon Series product.

FISCAL YEAR 2015 vs. FISCAL YEAR 2014

GROSS REVENUES: Total revenues, including interest income, for the fiscal year 2015 were $1,561,823 reflecting a decrease of 17% from $1,877,937 in gross revenues for fiscal year 2014.  During the year ended December 31, 2015, no one customer’s sales accounted for more than 10% of the total sales revenues.  The decrease in total revenues is the result of decreased domestic product sales during 2015.  Domestic Sales for the fiscal year were $1,224,926 compared to $1,571,995 in 2014. Sales to Foreign Customers for the fiscal year were $325,658 compared to $295,425 in 2014. Product sales decreased to $1,550,584 in 2015, as compared to 2014 sales of $1,867,420, reflecting a decrease of 17%.  Management believes the decrease in sales revenues is the result of decreased product sales for the Company’s domestic sales segments, specifically industrial automation.

Interest revenues during 2015 increased to $11,239 from 2014 level of $10,517 due to increased rates of return received on the Company’s investments.

As of December 31, 2015, the Company had sales backlog of $68,330.  The Company’s customers generally place orders on an "as needed basis".  Shipment of the Company’s products is generally completed within one to fifteen working days after receipt of customer orders, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

COST OF SALES:  Cost of Sales, as a percentage of net sales, was 43% and 42% respectively, for 2015 and 2014.  Cost of Sales variances are the result of differences in the product mix sold and occurrences of obsolete inventory expense, as well as differences in the price discounting structure for the mix of products sold during the period.

INVENTORY:  The Company's year-end inventory values for 2015 and 2014 were as follows:

	2015	2014
Parts	$181,798	$283,375
Work in progress	233,055	276,853
Finished goods	188,438	158,909
TOTAL	$603,291	$719,137

The Company's objective is to maintain inventory levels as low as possible to provide maximum cash liquidity, while at the same time meet production and delivery requirements.

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

OPERATING EXPENSES: Operating expenses increased to $1,186,983 in 2015, from 2014 levels of $1,181,225 primarily due to increased depreciation during 2015.  Material changes in expenses are comprised of the following components: Wages and payroll taxes decreased by $17,210 and $5,853 respectively.   Depreciation expense increased during 2015 to $28,714 from 2014 levels of $17,824 due to the Company’s increased capital purchases.  Advertising expenses decreased to $12,171 for 2015, compared to $16,091 for 2014, Materials and Supplies expense decreased during 2015 to $32,349 from 2014 levels of $34,443 due to decreased research and development related projects during 2015.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s revenues and expenses resulted in a net loss of $140,696 for 2016, an improvement from the net loss of $238,373 for 2015.  The net loss reduction in 2016 versus 2015 is primarily the result of decreased operating expenses when compared with 2015.  At December 31, 2016, the Company's working capital was $2,250,295 compared with $2,475,750 at December 31, 2015. The Company’s operations rely solely on the income generated from sales.  The Company's major capital resource requirements are payment of employee salaries and benefits and maintaining adequate inventory levels to service customers. It is Management’s opinion that the Company’s working capital as of December 31, 2016 is adequate for expected resource requirements for the next twelve months.

The Company's current asset to current liability ratio at December 31, 2016 was 54.7:1 compared to 71.4:1 at December 31, 2015.  The decrease in current asset ratio is the result of the Company having decreased Cash and cash equivalents for year-end 2016 as compared with year-end 2015.  The Company's cash resources at December 31, 2016, including cash and cash equivalent liquid assets, were $502,971, compared to cash resources of $618,060 at year-end 2015.  The 2016 decrease in cash and cash equivalent liquid assets is the result of the net loss in 2016.   The Company’s cash and cash equivalent assets are held in checking, money market funds and Certificates of Deposits. The Company's accounts receivable, at December 31, 2016, were $71,202, compared to $66,276 at year-end 2015.  Management believes that all Company accounts receivable as of December 31, 2016 are collectible and does not have a reserve for uncollectable accounts.

The Company believes the level of risk associated with customer receipts on export sales is minimal.  Foreign shipments are made only after payment has been received or on Net 30 days credit terms to established foreign companies with which the Company has distributor relationships.  Foreign orders are generally filled as soon as they are received therefore; foreign exchange rate fluctuations do not impact the Company.

Inventory levels as of December 31, 2016, were $703,147, reflecting an increase from December 31, 2015 levels of $603,291. The increase in inventory between December 31, 2016 and December 31, 2015, is due to the addition of the Horizon series initial production builds.

The Company had no capital expenditures during 2016.  The Company intends to invest in additional capital equipment as deemed necessary to support development and manufacture of current and future products.

As of December 31, 2016, the Company's current liabilities increased to $42,334, from 2015 year-end levels of $35,509.  The increase in current liabilities was impacted by an increase in accounts payable to $15,114 from $8,550 at the end of 2015.

The Company had no off balance sheet arrangements for the year ended December 31, 2016.

Inflation had minimal adverse effect on the Company’s operations during 2016.  Minimal adverse effect is anticipated during 2017.

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

FORWARD LOOKING STATEMENTS: The above discussion may contain forward-looking statements that involve a number of risks and uncertainties. These factors are more fully described in the “Risk Factors” section of Item 1A of this Annual Report on Form 10-K. In addition to the factors discussed above, among other factors that could cause actual results to differ materially are the following: competitive factors such as rival wireless architectures and price pressures; availability of third party component products at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; change in product mix, rapid advances in competing technologies and risk factors that are listed in the Company’s reports filed with the Securities and Exchange Commission.

Conclusions of Management Regarding Effectiveness of Disclosure Controls and Procedures.

Under the supervision and with the participation of our Management, including the Chief Executive Officer and Principal Accounting Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as such terms are defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act ) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that there was a material weakness affecting our internal control over financial reporting and, as a result of this weakness, our disclosure controls and procedures were not effective as of December 31, 2016.

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

Management’s Report on Internal Control over Financial Reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. The Company’s internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

As of December 31, 2016, Management conducted an assessment of the effectiveness of the company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Principal Accounting Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 and concluded that it is ineffective in assuring that the financial reports of the Company are free from material errors or misstatements. The material weakness is as follows:

We did not maintain effective controls to ensure appropriate segregation of duties as the same officer and employee was responsible for the initiating and recording of transactions, thereby creating segregation of duties weaknesses. Due to the (1) significance of segregation of duties to the preparation of reliable financial statements, (2) the significance of potential misstatement that could have resulted due to the deficient controls and (3) the absence of sufficient other mitigating controls, we determined that this control deficiency resulted in more than a remote likelihood that a material misstatement or lack of disclosure within the annual or interim financial statements will not be prevented or detected.

Management’s Remediation Initiatives

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this Annual Report.

Management has evaluated and continues to evaluate, avenues for mitigating our internal controls weaknesses, but mitigating controls have been deemed to be impractical and prohibitively costly due to the size of our organization at the current time.  Management does not foresee implementing a cost effective method of mitigating our internal control weaknesses in the near term.   Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake.  The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks.

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	14

Financial Statements:	15-18

Balance Sheets	15

Statements of Operations	16

Statements of Changes in Stockholders’ Equity	17

Statements of Cash Flows	18

Notes to Financial Statements	19-26

Supplemental Schedules of Operating Expenses	27

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Electronic Systems Technology, Inc.

We have audited the accompanying balance sheets of Electronic Systems Technology, Inc. (“the Company”) as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Systems Technology, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of operating expenses for the years ended December 31, 2016 and 2015 (“the supplemental schedule of operating expenses”) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule of operating expenses is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule of operating expenses reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule of operating expenses.  In our opinion, the supplemental schedule of operating expenses is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spokane, Washington

February 22, 2017

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS BALANCE SHEETS DECEMBER 31, 2016 AND 2015
	2016	2015
ASSETS
CURRENT ASSETS
Cash	$ 115,734	$ 244,572
Money market funds	387,237	373,488
Certificates of deposit	1,000,000	1,202,625
Accounts receivable	71,202	66,276
Inventories	703,147	603,291
Prepaid expenses	8,405	10,425
Federal income tax refund receivable	-	2,721
Accrued interest receivable	6,903	7,861

Total Current Assets	2,292,628	2,511,259

PROPERTY AND EQUIPMENT – NET	51,383	77,673

DEFERRED INCOME TAX ASSET – NET	244,092	168,392
TOTAL ASSETS	$ 2,588,103	$ 2,757,324

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$ 15,114	$ 8,550
Refundable deposits	4,527	3,580
Accrued wages and bonus	1,723	2,294
Accrued vacation pay	18,412	17,911
Other accrued liabilities	2,558	3,174

Total Current Liabilities	42,334	35,509

TOTAL LIABILITIES	42,334	35,509

COMMITMENTS (NOTE 8)

STOCKHOLDERS’ EQUITY
Common stock - $.001 par value 50,000,000
shares authorized, 5,060,903 and 5,158,667 shares issued
and outstanding, respectively	5,061	5,159
Additional paid-in capital	972,609	1,007,861
Retained earnings	1,568,099	1,708,795
TOTAL STOCKHOLDERS’ EQUITY	2,545,769	2,721,815

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 2,588,103	$ 2,757,324

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
	2016	2015

SALES – NET	$ 1,489,889	$ 1,550,584

COST OF SALES	677,166	701,683

GROSS PROFIT	812,722	848,901

OPERATING EXPENSES	1,041,041	1,186,983

OPERATING LOSS	(228,319)	(338,082)

OTHER INCOME
Interest income	11,923	11,239

TOTAL OTHER INCOME	11,923	11,239

NET LOSS BEFORE INCOME TAXES	(216,396)	(326,843)

FEDERAL INCOME TAX BENEFIT	75,700	88,470

NET LOSS AFTER INCOME TAXES	$ (140,696)	$ (238,373)

BASIC AND DILUTED LOSS PER SHARE	$ (0.03)	$ (0.05)

OUTSTANDING BASIC AND DILUTED WEIGHTED AVERAGE SHARES	5,090,487	5,158,667

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
			Additional
	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings	Total

BALANCE AT DECEMBER 31, 2014	5,158,667	$ 5,159	$ 1,007,861	$ 1,947,168	$ 2,960,188

Net loss	-	-	-	(238,373)	(238,373)

BALANCE AT DECEMBER 31, 2015	5,158,667	5,159	1,007,861	1,708,795	2,721,815

Net loss	-	-	-	(140,696)	(140,696)

Stock repurchased	(97,764)	(98)	(37,093)	-	(37,191)

Share-based compensation	-	-	1,841	-	1,841

BALANCE AT DECEMBER 31, 2016	5,060,903	$ 5,061	$ 972,609	$ 1,568,099	$ 2,545,769

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (140,696)	$ (238,373)
Noncash expenses included in loss:
Depreciation and amortization	26,290	28,714
Deferred income taxes	(75,700)	(87,491)
Share-based compensation	1,841	-
Decrease (increase) in operating assets:
Accounts receivable	(4,925)	28,590
Inventories	(99,856)	115,846
Prepaid expenses	2,019	1,277
Federal income tax refund receivable	2,721	-
Accrued interest receivable	958	(4,752)
Increase (decrease) in operating liabilities:
Accounts payable	6,564	(6,023)
Accrued wages, bonus, vacation and other accrued liabilities	(687)	(19,666)
Refundable deposits	948	(22,667)
Net Cash used by Operating Activities	(280,523)	(204,545)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of certificates of deposit	(1,000,000)	(1,150,000)
Proceeds from maturities of certificates of deposit	1,202,625	1,350,000
Additions to property and equipment	-	(14,480)
Net Cash from Investing Activities	202,625	185,520

CASH FLOWS USED IN FINANCING ACTIVITIES:
Repurchase of shares	(37,191)	-
Net Cash used in Financing Activities	(37,191)	-

NET DECREASE IN CASH AND CASH EQUIVALENTS	(115,089)	(19,025)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	618,060	637,086

CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 502,971	$ 618,060

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash and cash equivalents:
Cash	$ 115,734	$ 244,572
Money market funds	387,237	373,488
Total cash and cash equivalents	$ 502,971	$ 618,060

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

1.

Organization and Summary of Significant Accounting Policies

Business Organization

The Company was incorporated under the laws of the State of Washington on February 10, 1984, primarily to develop, produce, sell and distribute wireless data radios that will allow communication between peripherals via radio frequency waves.  On November 12, 1984, the Company sold 3,000,000 shares of its unissued common stock to the public at an offering price of $.30 per share, arbitrarily determined by the underwriter.

Effective September 13, 2007, the Company announced their establishment of a “doing business as” or dba structure, based on the Company’s registered trade name of ESTeem (tm) Wireless Modems.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimates used in the accompanying financial statements include allowance for uncollectible accounts receivable, inventory obsolescence, useful lives of depreciable assets, and deferred income taxes.  Actual results could differ from those estimates.

Concentrations of Credit Risks

Financial instruments that potentially subject the Company to credit risk consist of cash and customer receivables.

The Company places its cash with three major financial institutions.  During the period, the Company had cash balances that were in excess of federally insured limits.

The Company’s customers, to which trade credit terms are extended, consist of United States and local governments and foreign and domestic companies.

Revenue Recognition

The Company recognizes revenue from product sales when the goods are shipped or delivered and title and risk of loss pass to the customer.  Provision for certain sales incentives and discounts to customers are accounted for as reductions in sales in the period the related sales are recorded.  Sales are recorded net of applicable state and local sales tax.  Products sold to foreign customers are shipped after payment is received in U.S. funds, unless an established distributor relationship exists or the customer is a foreign branch of a U.S. company.

Revenues from site support and engineering services are recognized as the Company performs the services.  Amounts billed and collected before the services are performed are included in deferred revenues.  Revenue is recognized based upon proportional performance when the contract contains performance milestones.

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

1.

Organization and Summary of Significant Accounting Policies (Continued)

Revenue Recognition - (Continued)

The Company does not generally sell its products with the right of return.  Therefore, returns are reported when they occur.

The Company warrants its products as free of manufacturing defects and provides a refund of the purchase price, repair or replacement of the product for a period of one year from the date of installation by the first user/customer.  No allowance for estimated warranty repairs or product returns has been recorded.

Financial Instruments

The Company’s financial instruments are cash and cash equivalents, accounts receivable and accounts payable.  The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash and money market accounts.

Allowance for Uncollectible Accounts

The Company uses the allowance method to account for estimated uncollectible accounts receivable.  Accounts receivable are presented net of an allowance for doubtful accounts.  As of December 31, 2016 and 2015, the Company’s estimate of doubtful accounts was zero.  The Company’s policy for writing off past due accounts receivable is based on the amount, time past due, and response received from the subject customer.

Inventory

Inventories are stated at lower of direct cost or market.  Cost is determined on an average cost basis that approximates the first-in, first-out (FIFO) method.  Market is determined based on net realizable value and consideration is given to obsolescence.

Property and Equipment

Property and equipment is carried at cost.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets.  The useful life of property and equipment for purposes of computing depreciation is three to seven years.  The Company periodically reviews its long-lived assets for impairment and, upon indication that the carrying value of such assets may not be recoverable, recognizes an impairment loss by a charge against current operations.  The Company normally capitalizes non consumable assets with a cost greater than one thousand dollars.

Certificates of Deposit

Certificates of deposit with original maturities ranging from three months to twelve months were $1,000,000 and $1,202,625 at December 31, 2016 and 2015 respectively.

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

1.

Organization and Summary of Significant Accounting Policies (Continued)

Software Costs

Software purchased and used by the Company is capitalized as property and equipment based on its cost, and amortized over its useful life, usually not exceeding five years.

The Company capitalizes the costs of creating a software product to be sold, leased or otherwise marketed, for which technological feasibility has been established.  Amortization of the software product, on a product-by-product basis, begins on the date the product is available for distribution to customers and continues over the estimated revenue-producing life, not to exceed five years.

Income Taxes

The provision (benefit) for income taxes is computed on the pretax income (loss) based on the current tax law.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.  The Company evaluates positive and negative information when estimating the valuation allowance for deferred tax assets.

Research and Development

Research and development costs are expensed as operating expenses when incurred.  Research and development expenditures for new product development and improvements of existing products by the Company for 2016 and 2015 were $273,500 and $277,126, respectively.

Advertising Costs

Costs incurred for producing and communicating advertising are expensed as operating expenses when incurred.  Advertising costs for the years ended December 31, 2016 and 2015 were $9,552 and $12,171, respectively

Share-Based Compensation

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718 requires all share-based payments to employees, including grants of employee stock options, be measured at fair value and expensed in the statement of operations over the service period.  See Note 7 for additional information.  In addition to the recognition of expense in the financial statements, under FASB ASC 718, any excess tax benefits received upon exercise of options will be presented as a financing activity inflow rather than an adjustment of operating activity.

Fair Value Measurements

ASC 820 "Fair Value Measurements” ("ASC 820") requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

1.

Organization and Summary of Significant Accounting Policies (Continued)

Level 1:  Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2:  Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quote prices for similar assets or liabilities in active markets; quoted prices for identical assets in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3:  Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

At December 31, 2016 and 2015 the Company has no assets or liabilities subject to fair value measurements on a recurring basis.

Accounting Principles Recently Adopted

Going Concern

Effective December 31, 2016, the Company adopted an accounting standards update with new guidance on management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management must evaluate whether it is probable that known conditions or events, considered in the aggregate, would raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. If such conditions or events are identified, the standard requires management’s mitigation plans to alleviate the doubt or a statement of the substantial doubt about the entity’s ability to continue as a going concern to be disclosed in the financial statements. As required by the new standard, management completed its evaluation and identified no probable conditions or events, individually or in the aggregate, that would raise a substantial doubt about the Company's ability to continue as a going concern.

Deferred Taxes

In November 2015, the FASB issued guidance that simplifies the balance sheet classification of deferred taxes. Previously, an entity separated its deferred income tax liabilities and assets into current and noncurrent amounts in a classified balance sheet. This amendment simplifies the presentation to require that all deferred tax liabilities and assets be classified as noncurrent on the balance sheet. The guidance does not change the existing requirement that only permits offsetting within a jurisdiction. The change to noncurrent classification does have an impact on working capital. This guidance becomes effective January 1, 2017, with earlier adoption permitted and allows for prospective or retrospective application. The Company adopted the provisions of this ASU during the fourth quarter of 2016 and applied them retrospectively. Current deferred income tax assets of $24,517 as of December 31, 2015

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

1.

Organization and Summary of Significant Accounting Policies (Continued)

have been reclassified and reported as a noncurrent deferred income tax assets on the balance sheet. Adoption did not have a material effect on the Company's financial condition, results of operations or liquidity.

New Accounting Pronouncements

Revenue Recognition

In May 2014, the FASB issued authoritative guidance related to new accounting requirements for the recognition of revenue from contracts with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for the goods or services. The guidance also includes enhanced disclosure requirements which are intended to help financial statement users better understand the nature, amount, timing and uncertainty of revenue being recognized. Subsequent to the release of this guidance, the FASB has issued additional updates intended to provide interpretive clarifications and to reduce the cost and complexity of applying the new revenue recognition standard both at transition and on an ongoing basis. The new standard and related amendments are effective for annual reporting periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted for annual reporting periods beginning after December 15, 2016, including interim periods within that annual reporting period. Upon adoption of the new standard, the use of either a full retrospective or cumulative effect transition method is permitted. The Company is currently in the process of evaluating the potential impact this new guidance will have on the Company’s financial statements and at this time, does not believe this standard will have a material effect on the Company's financial condition, results of operations or liquidity.

2.

Inventories

Inventories consist of the following:

	2016	2015
Parts	$ 185,911	$ 181,798
Work in progress	216,859	233,055
Finished goods	300,376	188,438
	$ 703,147	$ 603,291

3.

Property and Equipment

Property and equipment consist of the following:

	2016	2015
Laboratory equipment	$ 580,482	$ 590,630
Software purchased	35,028	35,028
Furniture and fixtures	16,531	16,531
Dies and molds	130,176	130,176
	762,217	772,365
Accumulated depreciation and amortization	(710,834)	(694,692)
	$ 51,383	$ 77,673

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

4.

Provision for Income Taxes

The Company uses the asset and liability approach in accounting for income taxes.

The provision for federal income taxes consisted of:

	2016	2015
Deferred	$ 75,700	$ 88,470
Benefit for federal income taxes	$ 75,700	$ 88,470

At December 31, 2016, the Company had approximately $66,000 of research and development income tax credits available to reduce federal income taxes in future periods.  The credits expire from 2033-2036.  In addition, at December 31, 2016, the Company had approximately $531,000 of net operating loss carryforwards which will expire between 2033 and 2036.

The components of deferred tax assets and liabilities at December 31, were as follows:

	2016	2015
Accrued liabilities	$ 7,892	$ 6,957
Inventories	16,197	17,560
Federal income tax credits	66,353	55,853
Net operating loss carryforwards	201,029	126,942
Less valuation allowance	(47,379)	(38,920)
Total deferred tax assets, net	$ 244,092	$ 168,392

Realization of the deferred tax asset is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards and the income tax carryforwards.  Although realization is not assured, management believes it is more likely than not that all of the net deferred tax assets will be realized.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The differences between the benefit for federal income taxes and federal income taxes computed using the U.S. statutory federal income tax rate of 35% were as follows:

	2016	2015
Amount computed using the statutory rate	$ (75,739)	$ (114,395)
Other	2,080	5,418
Research and development credits	(10,500)	(18,413)
Change in valuation allowance	8,459	38,920
Benefit for federal income taxes	$ (75,700)	$ (88,470)

Should the Company have future accrued interest expense and penalties related to uncertain income tax positions, they will recognize those expenses in income tax expense.

The Company files federal income tax returns in the United States only.  The Company is no longer subject to federal income tax examination by tax authorities for years before 2013.  The Company has evaluated all tax positions for open years and has concluded that they have no material unrecognized tax benefits or penalties.

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

5.

Profit Sharing Salary Deferral 401-K Plan

The Company sponsors a Profit Sharing Plan and Salary Deferral 401-K Plan and Trust.  All employees over the age of twenty-one are eligible.  On January 1, 2006, the Company adopted a four percent salary matching provision.  The Company contributed $19,236 and $27,442 to the plan for the years ended December 31, 2016 and 2015 respectively.

6.

Share-Based Compensation

The Company grants stock options to individual employees and directors with three years continuous tenure.  After termination of employment, stock options may be exercised within ninety days, after which they are subject to forfeiture.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in:

2016
Dividend yield	0.00%
Expected volatility	75%
Risk-free interest rate	0.68%
Option exercise rate	6.4%
Expected term (in years)	3
Estimated fair value per option granted	$ 0.20

The average risk-free interest rate is based on the three-year U.S. Treasury Bond rate in effect as of the grant date.  The expected volatility is determined using a weighted average of weekly historical volatility of the stock price over a period prior to the grant dates.  The Company uses historical data to estimate option exercise rates.

In the years ended December 31, 2016 and 2015, the Company recognized $1,841 and $0 respectively, in share-based compensation expense.  No non-vested share-based compensation arrangements existed as of December 31, 2016 and 2015.

A summary of option activity follows:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
	Number	Price Per	Term
	Outstanding	Option	(Years)
Balance at December 31, 2014	440,000	0.39	2.1
Granted	-	-
Expired	(255,000)	0.38
Balance at December 31, 2015	185,000	0.36	1.2
Granted	150,000	0.40	3.9
Expired	(115,000)	0.33
Balance at December 31, 2016	220,000	0.40	2.8
Outstanding and Exercisable at December 31, 2016	220,000	$ 0.40	2.8

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

6.

Share-Based Compensation (Continued)

The aggregate intrinsic value of the options outstanding and exercisable at December 31, 2016, was $0.  On August 7, 2015, the Board of Directors passed a resolution approving 250,000 stock options for grant to management subject to Shareholder approval at the 2016 Annual Shareholders Meeting. The resolution was approved by the Shareholders and 150,000 of the 250,000 options approved were granted.

7.

Earnings Per Share

The following table represents the calculation of net earnings per common share – basic and diluted:

	2016	2015

Net income (loss)	$ (140,696)	$ (238,373)
Basic earnings per share:
Weighted average shares outstanding	5,158,667	5,158,667

Diluted earnings per share:
Weighted average shares outstanding	5,090,487	5,158,667
Incremental shares from assumed
conversion of stock options	0	0
Weighted average shares outstanding	5,090,487	5,158,667

Net earnings (loss) per common share-basic	$ (0.03)	$ (0.05)
Net earnings (loss) per common share-
diluted	$ (0.03)	$ (0.05)

8.

Leases

The Company leases its facilities from a port authority for three years, expiring in September 2017, with annual increases based upon the Consumer Price Index.  The lease expense for the years ended December 31, 2016 and 2015 was $63,299 and $63,299 respectively.  The lease expense commitment for the year ended December 31, 2017 is expected to be approximately $49,000.

9.

Segment Reporting

Domestic Sales for the fiscal year were $1,219,492 compared to $1,224,926 in 2015. Sales to Foreign Customers for the fiscal year were $270,396 compared to $325,658 in 2015.

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

SUPPLEMENTAL SCHEDULE OF OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015

Advertising	$ 9,552	$ 12,171
Dues and subscriptions	1,885	685
Depreciation	26,290	28,714
Insurance	11,566	13,576
Materials and supplies	23,965	32,349
Office and administration	19,547	18,723
Printing	1,302	1,332
Professional services	171,353	124,869
Rent and utilities	72,854	72,069
Repair and maintenance	1,614	5,631
Salaries and benefits	870,271	888,679
Taxes, licenses & health insurance	182,827	228,240
Telephone	9,219	10,730
Trade shows	28,522	39,800
Travel expenses	46,483	45,352

	1,477,250	1,522,920

Expenses allocated to cost of sales	(436,209)	(335,937)

Total Operating Expenses	$ 1,041,041	$ 1,186,983

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

CORPORATE DIRECTORY

DIRECTORS

Michael W. Eller

President

Electronic Systems Technology, Inc.

Theodore Deinard

President

QFMI Management.

Tommy L. Kirchner

Past President

Electronic Systems Technology Inc.

Barry R. Knott

Former President and CEO

Lifeloc Technologies, Inc.

Vern D. Kornelsen

General Partner

EDCO LLLP

EXECUTIVE OFFICERS

Michael W. Eller

President

Chief Executive Officer

Principal Accounting Officer

Vern D. Kornelsen

Secretary

CORPORATE HEADQUARTERS

Electronic Systems Technology, Inc.

415 N. Quay Street, Bldg. B1

Kennewick, Washington 99336

(509) 735-9092

(509) 783-5475 (Facsimile)

INDEPENDENT AUDITORS

DeCoria, Maichel & Teague, P.S.

7307 N. Division, Ste. 222

Spokane, Washington 99208

ELECTRONIC SYSTEMS TECHNOLOGY                             2016 ANNUAL REPORT

TRANSFER AGENT

Corporate Stock Transfer, Inc.

3200 Cherry Creek Dr. South, Suite 4300

Denver CO  80209

(303) 282-4800

The Transfer Agent should be contacted for questions regarding changes in address, name, or ownership, lost certificates, and consolidation of account.  When corresponding with the Transfer Agent, shareholders should state the exact name(s) in which the stock is registered and certificate number of the certificate(s).

FORM 10-K

A copy of the Company’s Form 10-K, as filed with the Securities and Exchange Commission, is available upon request.

CORPORATE AND INVESTOR INFORMATION

Please direct inquiries to:

Investor Relations Department

Electronic Systems Technology, Inc.

415 N. Quay Street, Bldg. B1

Kennewick, Washington 99336

ANNUAL MEETING

The annual meeting of stockholders of Electronic Systems Technology, Inc. will be held at 9:00 a.m. on June 2, 2017, at:

Electronic Systems Technology Inc.

415 N. Quay St., Bldg. B1

Kennewick, Washington  99336

All stockholders are encouraged to attend.